Exhibit 6

Share Purchase Agreement

Entered into on the 27th of March, 2013

Between:	D.B.S.I Investments Ltd. Reg. 513082131 of 85 Medinat Ha'Yehudim St. Herzeliya 49514 (the "Buyer")

And:	MSY Assets Ltd. Reg. 512935537 of 12 Sapir St. Shaarei Tiqva 44810 (the "Seller", and together the "Parties")

WHEREAS, the Seller is the owner of 160,000 ordinary shares, par value of 3.00 NIS each (the "Shares") of Pointer Telocation Ltd. Reg. 520041476 ("Pointer"); and

WHEREAS, the Seller wishes to sell the Shares to the Buyer, and the Buyer wisher to purchase the Shares from the Seller; and

WHEREAS, the Parties wish to regulate their legal relationship in connection with the acquisition of Shares specified in this agreement (the "Agreement").

The following is hereby agreed, stipulated and declared between the Parties:

1.	The Seller hereby sells to the Buyer, and Buyer hereby purchases from the Seller, the Shares. The Shares are shares held by the Seller in the Seller's bank account detailed in Section 4 below.

2.	In exchange for the Shares, the Buyer will pay the Seller a total of US $560,000, i.e. US $3.50 per share (the "Consideration").

3.	The Shares will be transferred by the Seller to the Buyer's account as follows:

NAME OF:  D.B.S.I. INVESTMENT LTD

4.	Consideration will be transferred by the Buyer to the Seller's account as follows:

Beneficiary name: MSY Assets Ltd

5.	Upon execution of this Agreement:

a.	The Seller will instruct the Seller's bank (Section 4) to transfer the Shares to Buyer's account detailed in Section 3 above.

b.	The Buyer will perform an EFT transfer of the Consideration to the Seller's bank account.

c.
In the event of delay in performance of the transaction mentioned in Subsections 5a or 5b, as applicable, the Buyer or Seller, as applicable, will pay the other party a compensation of $150 per every day of delay past the third day of giving the instruction to transfer the Shares and the Consideration.

6.	Seller has presented to the Buyer an exemption of withholding tax at source in connection with the sale of the Shares, attached hereto as Appendix A to this Agreement.

7.	Seller hereby declares and confirms that the Shares are, and will be at the date of transfer, clean and free of any lien, attachment, encumbrance or any other third party right.

8.
Seller hereby declares and confirms that it is known to the Seller that, at the time of signing of this Agreement, the Buyer holds information not yet made public, which may be considered "inside information" as defined in the Securities Law - 1968 ("Inside Information"), and which may affect the share price on the stock exchange in the near future.

9.
With the sale of Shares the Seller waivers any claim and / or right of action against the Buyer and / or Pointer in connection with the Shares, including in connection with a possible increase in the Shares price on the stock exchange and any profit which may come to the Buyer as a result.

10.
The Seller hereby warrants to the Buyer that to the extent that the Seller has Inside Information, Seller will not make any use of such Inside Information and will not disclose it to any third party and, excluding for the sale of shares, will not purchase and / or sell additional shares of Pointer as long as such Inside Information has not been published.

11.
Seller confirms and declares that with the sale of Shares as stated in this Agreement, the right granted to the Seller, and to companies under Seller's controls, to appoint an observer to the Pointer board of directors will expire and be considered null and void.

In witness whereof the undersigned:

/s/ M.S.Y. Assets Ltd.	/s/ D.B.S.I. Investments Ltd.
M.S.Y ASSETS LTD.	D.B.S.I INVESTMENTS LTD.

By signing below, Mr. Amnon Duchovne, controlling shareholder of the Seller, acknowledges and agrees to all terms and conditions contained in this Agreement.

/s/ Amnon Duchovne
Amnon Dochovne